SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934


                 AQUILA BIOPHARMACEUTICALS, INC.
        (Exact Name of Registrant as Specified in Charter)



         Delaware                                      04-3307818
(State of Incorporation or Organization)   (IRS Employer Identification No.)


           365 Plantation Street, Worcester, MA       01605
           (Address of Principal Executive Offices)  (Zip Code)


If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Stock Purchase Rights
                         (Title of Class)


Item 1.  Description of Securities to be Registered.

     The Board of Directors of Aquila Biopharmaceuticals, Inc. (the "Company") has declared a dividend distribution of one common stock Stock Purchase Right (the "Right(s)") for each outstanding share of common stock of the Company to stockholders of record at the close of business on June 2, 1998. Each Right entitles the registered holder to purchase from the Company one share of common stock, par value $.01 per share (the "Common Stock"), at a cash Exercise Price of $50.00 per share, subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Agreement dated as of May 26, 1998 between the Company and American Stock Transfer & Trust Company, as Rights Agent.

     Initially, the Rights will not be exercisable and will be attached to all outstanding shares of Common Stock. No separate Right Certificates will be distributed until the Distribution Date. The Rights will separate from the Common Stock and become exercisable and the Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that either: (x) a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (y) a person or group of affiliated or associated persons (an "Adverse Person") has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock and such person(s) is deemed by a majority of the Board of Directors of the Company to be a person(s) whose ownership interest would cause a material adverse impact on the business or property of the Company or its shareholders (the date of said announcement being referred to as the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or an Adverse Person.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after June 2, 1998 will contain a notation incorporating the Shareholder Rights Agreement by reference, and
(c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 2, 2008, unless previously redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. In the event that a person or group becomes an Acquiring Person or an Adverse Person, proper provision will be made so that after the Distribution Date each holder of a Right will thereafter have the right to receive upon exercise shares of Common Stock or other securities or property of the Company having a market value of two times the exercise price of the Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Shareholder Rights Agreement) become null and void.

     The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional shares of Common Stock and, in lieu thereof, an adjustment in cash may be made based on the fair market value of the Common Stock on the last trading date prior to the date of exercise.

     The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the tenth day after the Stock Acquisition Date and, under certain circumstances, at subsequent times. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company at any time prior to the Distribution Date. From and after the Distribution Date, the Board of Directors of the Company may, subject to certain limitations specified in the Rights Agreement, amend the Rights Agreement to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons, Adverse Persons or their Affiliates or Associates).

     Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

     As of May 26, 1998, there were 6,980,053shares of Common Stock of the Company outstanding. One Right will be issued for each share of Common Stock of the Company outstanding at the close of business on June 2, 1998. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future.

     The Rights Agreement, dated as of May 26, 1998 between the Company and American Stock Transfer and Trust Company, as Rights Agent, specifying the terms of the Rights attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.


Item 2.  Exhibits.

     Exhibit 1. Shareholder Rights Agreement, dated as of May 26, 1998, between Aquila Biopharmaceuticals, Inc. and American Stock Transfer and Trust Company, as Rights Agent, including the form of Rights Certificate as Exhibit A and the Summary of Rights as Exhibit B. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

                           SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 26, 1998            AQUILA BIOPHARMACEUTICALS, INC.



                                    /s/ James L. Warren
                                By:_________________________________
                                    James L. Warren, Chief Financial Officer
                                   and Treasurer